FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report to Foreign Issuer

Pursuant to Rule 13a-16 pr 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2002

Origin Energy Limited
(Translation of registrant's name into English)

Level 39
AMP Centre
50 Bridge Street
SYDNEY NSW 2000
(Address of principal executive offices)

Indicative by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ...X.......... Form 40-F ....

Indicative by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No...X..........

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82................

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 24/06/2002

TIME: 11:41:35

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Origin continues Perth Basin Exploration Program

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	24 June 2002
From	Bill Hundy	Pages	3
Subject	**DRILLING REPORT**		

Please find attached a drilling report on Hovea 2 in the onshore Perth Basin, Western Australia.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

energy

ASX Release

24 June 2002

Origin Continues Perth Basin Exploration Program

Origin Energy advises that it has commenced its 2002 Perth Basin drilling program with the spudding of the exploration well Hovea 2 on 23 June 2002.

This well is located in onshore Perth Basin Production Licence L1, some 830m northeast of Hovea 1 and is programmed as an initial vertical well to test deeper exploration plays in the Early Permian section below the oil zone intersected at Hovea 1. Following evaluation of this section it is then proposed to sidetrack the well to appraise the northeastern extent of the Hovea 1 oil discovery (drilled by Origin Energy in October 2001). Origin's interpretation of 3-Dimensional seismic recently acquired over the field indicates that Hovea 2 could be up to 110m up dip from Hovea 1 at the oil bearing Dongara Sandstone level. Total depth of the vertical well is programmed at 2730m.

The Hovea 2 well will be followed by the exploration well Jingemia 1 located in adjacent exploration permit EP413, some 5 kilometres to the southwest of Hovea 1. This well is programmed to test a separate prospect at the Dongara Sandstone level. Deeper targets are also in structural closure at the well location, and may be drilled depending on results at the primary target level. Planned total depth for Jingemia 1 is 2400m.

Participants in the first well in the program, Hovea 2 are as follows:

Origin Energy Developments Pty Limited*	50.00%
Arc Energy NL	50.00%

(Origin Energy is operator of the Hovea 2 well under the farmin arrangement)

Subject to necessary approvals, participants in EP413 and Jingemia 1will be as follows:

Origin Energy Developments Pty Limited*	49.189%	(operator)
Hardman Resources	22.376%	
AWE (Perth Basin) Ltd	15.245%	
Victoria Petroleum Offshore Pty Ltd	5.7685%	
Chimelle Petroleum Limited	5.7685%	
Euro Pacific Energy Pty Ltd	1.278%	
A. R Burns	0.233%	
J Geary	0.142%	

* a wholly owned subsidiary of Origin Energy Limited

Origin Energy Limited ABN 30 000 051 696 • Level 39, AMP Centre, 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

3

For further information contact:

Dr Rob Willink
General Manager - Exploration
Phone: 07 3858 0676
Email: rob.willink@upstream.originenergy.com.au

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 25/06/2002

TIME: 10:01:13

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

ReachesAgreem't to Farm-out in WA-226-P Offshore Perth Basin

energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	25 June 2002
From	Bill Hundy	Pages	2
Subject	**ASX RELEASE**		

Please find attached an announcement entitled "Origin Energy Reaches Agreement to Farm-out in WA 226P, Offshore Perth Basin, Western Australia".

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

5

energy

ASX Release

25 June 2002

Origin Energy Reaches Agreement to Farm-out in WA-226-P; Offshore Perth Basin, Western Australia

Origin Energy Developments Pty Limited* advises that it has reached agreement with Apache Energy Limited for a subsidiary of Apache to earn an undivided 28.75% interest in WA-226-P from Origin Energy. Under the terms of the farm-in, Apache will manage the drilling of the Morangie 1 well, scheduled in October 2002, as agent on behalf of Origin Energy. Origin Energy will remain operator of the permit.

WA-226-P is located in the northern offshore Perth Basin, approximately 230km north west of Geraldton, Western Australia. The Morangie 1 well will test an undrilled prospect interpreted to have the potential to contain up to 250 million barrels of oil in place. Permian sandstones below the Triassic regional seal provide the main reservoir objective.

Several follow up structures are also present in WA-226-P. These will be evaluated following the drilling of Morangie.

Participants in WA-226-P following the farm-in and necessary government approvals will be as follows:

Origin Energy Developments Pty Limited*	28.75% (Operator)
Apache Northwest Pty Ltd***	28.75%
Dana Petroleum (E&P) Limited**	12.81375%
Dana Petroleum (WA) LLC**	12.66375%
Black Rock Petroleum NL	7.5%
Voyager Energy Limited	5.0%
Planet Resources Limited**	4.5225%

* a wholly owned subsidiary of Origin Energy Limited
** wholly owned subsidiaries of Dana Petroleum plc.
*** a wholly owned subsidiary of Apache Energy Limited which is a subsidiary of Apache Corporation, an independent oil and gas production company listed on Nasdaq

For further information contact:
Dr Rob Willink
General Manager - Exploration
Phone: 07 3858 0676
Email: rob.willink@upstream.originenergy.com.au

6

energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	27 June 2002
From	Bill Hundy	Pages	2
Subject	**DRILLING REPORT**		

Please find attached a drilling report regarding Hovea 2 in the onshore Perth Basin, Western Australia.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 39, AMP Centre , 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

7

energy

ASX Release

27 June 2002

Hovea 2 Progress Report, Onshore Perth Basin, Western Australia

Origin Energy Resources Limited* advises that the exploration/appraisal well Hovea 2, was running surface casing at 822m RT at 06:30 hours on Thursday, 27 June 2002.

This well is located in onshore Perth Basin Production Licence L1, some 830m northeast of Hovea 1 and is programmed as an initial vertical well to test deeper exploration plays in the Early Permian section below the oil zone intersected at Hovea 1.

Total depth of the vertical well is programmed at 2730m.

Participants in Hovea 2 are as follows:

Origin Energy Developments Pty Limited*	50.00%
Arc Energy NL	50.00%

(Origin Energy is operator of the Hovea 2 well under the farmin arrangement)

* a wholly owned subsidiary of Origin Energy Limited

For further information contact:

Dr Rob Willink
General Manager - Exploration
Phone: 07 3858 0676
Email: rob.willink@upstream.originenergy.com.au

3

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 01/07/2002

TIME: 12:46:47

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Acquisition

energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	1 July 2002
From	Bill Hundy	Pages	3
Subject	**ASX RELEASE**		

Please find attached a media release entitled "Origin Energy consolidates CSG position with new acquisition".

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

/c

energy

Media Release

1 July 2002

Origin Energy consolidates CSG position with new acquisition

Origin Energy subsidiary, Oil Company of Australia (OCA) today announced it has entered an agreement to acquire further interests in the Fairview and Durham coal seam gas (CSG) Fields from Clovelly Oil Co. Inc., Drew Petroleum Inc. and two private investment trusts for $44 million.

Origin Energy Executive General Manager, Exploration and Production, John Piper said, "Our market position as the largest producer of CSG in Australia is now significantly enhanced."

This acquisition provides further initial interests of 17.1% in the Fairview Project, 18.25% in the Durham Project and 0.91% in the Durham Transfield Project. Following the recovery of development and operating costs from project revenue, the final interests provided by this acquisition will be 16.25% in the Fairview Project, 18.25% in the Durham Project and 9.12% in the Durham Transfield Project.

In combination with OCA's current interests, the company's final equity interests will be 25.5% in the Fairview Project, 54.2% in the Durham Project and 77.1% in the Durham Transfield Project. As a result of this transaction, OCA will book a further 170 PJ of 2P reserves across these areas of interest.

OCA first acquired CSG interests in Queensland in 1996 and has since developed the Moura and Peat fields (OCA interest 100%) that produce approximately 25 terajoules per day. OCA acquired its initial interest in the Fairview field in 2001.

In February 2002, OCA acquired major interests in the Fairview and Durham CSG projects and in exploration permits over the Walloon Coal Measures areas of the Surat Basin in central Queensland for a purchase price of $49.2 million.

The Sale & Purchase Agreement is now subject to due diligence and requisite approvals under the Queensland Petroleum Act.

Ends

For further information contact:

John Piper
Director
Oil Company of Australia
Tel: (07) 3858 0681
john.piper@upstream.originenergy.com.au

Tony Wood
General Manager Public & Govt. Affairs
Origin Energy
Tel: (03) 9652 5506 Mobile: 0419 642 098
tony.wood@originenergy.com.au

<u>About Origin Energy</u>: With a history dating back 140 years, Origin Energy is a leading Australian energy provider and participant in most segments of the energy supply chain including natural gas and oil exploration and production; power generation; energy retailing and trading; and asset management services. Origin Energy supplies energy to more than 1.8 million homes and businesses.

<u>About Oil Company of Australia:</u> Oil Company of Australia (OCA) was listed as a public company in 1979. As one of Australia's largest explorers and producers of onshore gas, OCA supplies natural gas mostly to Queensland markets. Based in Brisbane, OCA employs 130 people with scope to expand operations elsewhere in Australia and overseas. Origin Energy owns 85% of OCA.

<u>Reserves Assessment</u>
The reserves information in the above announcement is based on information compiled by a full time employee of the Company qualified in accordance with Listing Rule 5.11, and who has consented to the release of this information in the form and context in which it appears.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN ENERGY LIMITED
(Registrant)

Dated July 8, 2002 by William M. Hundy
Secretary

(Signature)